Exhibit 10.1

Fastenal Company
Bonus Program for Executive Officers
Quarterly Incentives
Our executive officers are eligible for cash incentives through individual bonus arrangements based on improvements in the overall financial performance of the company and/or their respective areas of responsibility. The bonus arrangements provide our executive officers with the opportunity to earn a cash bonus for each quarter during a year when we increase our earnings above a predetermined minimum target.
The primary cash bonuses for all of our named executive officers are based on growth in pre-tax earnings of the company and/or the officer's area of responsibility. The compensation committee selected pre-tax earnings as the appropriate metric for calculating cash bonuses for those officers because of the committee's belief that the focus of the named executive officers should be on profitability, which is the primary driver of shareholder value. The cash bonus for our chief financial officer also includes a component based on growth in company-wide net earnings because his responsibilities allow him to affect our entire financial position including our tax position. The compensation committee believes that no named executive officer should earn a cash bonus under this program for a quarter unless financial performance has improved and therefore sets minimum targets for each quarter that are equal to the earnings achieved for the same quarter in the prior year. The compensation committee requires growth in earnings before any bonuses can be earned due to its belief that growth is achievable with superior effort and will generate the cash necessary to expand the company's operations in accordance with our business plans and increase shareholder value.
The payout percentage used to calculate the amount of each named executive officer's primary quarterly cash bonus reflects the officer's track record in his or her current position (i.e., newly promoted executives historically have had to prove themselves in their new positions before earning higher payout percentages) and relative ability to impact profitability.
Cash bonus payments to our named executive officers are tied directly to our financial performance so that they increase only if and to the extent the company's profitability grows; therefore, we do not believe it is necessary for payouts under our primary executive cash incentive program to be capped. We believe the current design of our executive bonus arrangements, along with our other controls, adequately mitigates risk and the use of multiple metrics would not be in furtherance of our goal of keeping our compensation programs simple, understandable, and transparent, and would risk keeping our executives focused on things other than profitability, thereby depriving them of the clear feedback and motivation necessary to improve our bottom line. Therefore, we do not base these cash incentives on multiple metrics.
Our named executive officers are each eligible for a supplemental bonus program. The supplemental bonus program, known as the ROA (Return on Assets) Plan, is intended to encourage better management of accounts receivable, inventory, and vehicles and provides cash incentive amounts on a quarterly basis for asset management improvement over the same quarter in the prior fiscal year and is described in more detail below.

Exhibit 10.1 (Continued)
2023 Incentive Program
The bonus arrangements for our named executive officers for 2023 were approved by our compensation committee at its last meeting in 2022. Consistent with prior years, the bonuses for 2023 were based on growth in pre-tax earnings or net earnings of the company and/or the officer's area of responsibility. The bonuses for each quarter were determined by applying a payout percentage to the amount by which pre-tax earnings or net earnings exceeded 100% of pre-tax earnings or net earnings for the same quarter in 2022. The compensation committee determined that the payout percentages for each of the named executive officers for 2023 would remain unchanged from those in effect at the end of 2022, except that Mr. Lewis' bonus arrangement was updated to include a component for growth in pre-tax earnings, in addition to growth in net earnings. In May 2023, when Mr. Watts was appointed to Chief Sales Officer, his bonus arrangement was updated to reflect growth in company-wide pre-tax earnings. Prior to May 2023, his bonus arrangement included growth in pre-tax earnings of our international business units and a smaller component of company-wide pre-tax growth.
The specific bonus opportunities for our named executive officers are summarized in the table below. Each named executive officer's cash bonus for each quarter during 2023 was determined by applying the payout percentage listed opposite his or her name below to the amount by which pre-tax earnings or net earnings of the company and/or the officer's area of responsibility for that quarter exceeded 100% of such earnings in the same quarter of 2022 (the 'minimum target').

Name	Earnings Type	Payout Percentage
Mr. Florness	Company-wide pre-tax earnings	1.75%
Mr. Lewis	Company-wide pre-tax earnings / Company-wide net earnings	0.50% / 0.35%
Mr. Miller (1)	Pre-tax earnings	1.00% / 0.25%
Mr. Watts (2)	Company-wide pre-tax earnings	1.00%
Mr. Soderberg	Company-wide pre-tax earnings	0.65%
Mr. Owen (3)	Company-wide pre-tax earnings	1.00%
(1)The bonuses for Mr. Miller were based on growth in pre-tax earnings for the geographic areas under his leadership (Eastern United States), with the payout percentage applied to that growth of 1.00%, as well as growth in company pre-tax earnings, with the payout percentage applied to that growth of 0.25%.
(2)Prior to May 2023, the bonuses for Mr. Watts were based on growth in company-wide pre-tax earnings for the geographic areas under his leadership (which were all areas outside of the United States), with the payout percentage applied to that growth of 2.20%, as well as growth in company pre-tax earnings, with the payout percentage applied to that growth of 0.30%.
(3)Mr. Owen resigned on October 31, 2023.
The following table sets out, for each quarter in 2023, our actual and minimum target pre-tax earnings and net earnings on a company-wide basis for that quarter, in each case rounded to the nearest thousand. (As indicated above, the 'minimum target' amount in 2023 was 100% of such earnings in the same quarter of 2022.)

2023	Actual Pre-tax Earnings	Minimum Target Pre-tax Earnings	Actual Net Earnings	Minimum Target Net Earnings
First quarter	$389,734,000	$355,714,000	$295,139,000	$269,588,000
Second quarter	392,640,000	380,745,000	298,050,000	287,102,000
Third quarter	385,389,000	375,316,000	295,367,000	284,595,000
Fourth quarter	354,226,000	328,177,000	266,429,000	245,606,000
During 2023, the approximate percentage of the actual and minimum pre-tax earnings of the company attributable to our operations in the geographic area under Mr. Miller's leadership was 47% and Mr. Watts' leadership through April was 13%.
As noted above, the ROA Plan, which is designed to encourage careful management of assets, namely accounts receivable, inventories, and pick-up trucks, for 2023 was approved by the compensation committee for our named executive officers. Quarterly bonuses would be payable pursuant to the ROA Plan if a specified level of improvement in asset management relative to the comparable prior year quarter was achieved. Improvement in asset management was assessed using a two-quarter average of total assets divided by the trailing 12-month net sales, which we refer to as the 'performance percentage.' If the performance percentage when compared to the prior year benchmark showed improvement at a level specified in the table below, the named executive officer would receive the corresponding bonus amount.

Exhibit 10.1 (Continued)

Improvement Amount Exceeded	Bonus Payout
150 basis points	$15,000
100 basis points (but less than 150 basis points)	$10,000
50 basis points (but less than 100 basis points)	$5,000
In addition, for each whole percentage improvement (e.g., 41.0%, 40.0%, 39.0%, etc.) a $10,000 bonus would be payable for the quarter when the new whole percentage threshold was first achieved. We achieved improvement and paid bonus amounts to our named executive officers, pursuant to the ROA Plan for each quarter in fiscal 2023 as follows:

2023	Improvement Amount Exceeded	Bonus Payout
First quarter	150 basis points	$15,000
Second quarter	150 basis points	15,000
Third quarter	150 basis points	15,000
Fourth quarter	150 basis points	15,000
Fourth quarter	Whole percentage improvement (38.0% and 37.0%)	20,000
Total		$80,000
2024 Incentive Program
The bonus arrangements for our named executive officers for 2024 were approved by our compensation committee at its last meeting in 2023. The bonus plans for our named executive officers for 2024 are unchanged from our 2023 bonus plans, except that Mr. Miller's payout percentage on pretax earnings will decrease beginning in the third quarter of 2024 while the geographic area that his bonus will be based on (United States) will increase.